Filed Pursuant to Rule 424(b)(3)

Registration No. 333-113863

PALADIN REALTY INCOME PROPERTIES, INC.

SUPPLEMENT NO. 3 DATED AUGUST 27, 2007

TO THE PROSPECTUS DATED APRIL 6, 2007

This prospectus supplement No. 3 (this “Supplement”) is part of, and should be read in conjunction with, the prospectus of Paladin Realty Income Properties, Inc. dated April 6, 2007 (the “Prospectus”), Supplement No. 1 to the Prospectus dated June 5, 2007 and Supplement No. 2 to the Prospectus dated July 27, 2007. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as set forth in the Prospectus.

POTENTIAL ACQUISITION—PHEASANT RUN APARTMENT HOMES

On August 2, 2007, one of our subsidiaries entered into a Purchase and Sale Agreement (the “Pheasant Run Purchase Agreement”) with Pheasant Run Apts, LS, Limited Partnership, a Florida limited partnership for the purchase of Pheasant Run Apartments located at 1102 NE Independence Avenue, Lee’s Summit, Missouri (“Pheasant Run”). Our subsidiary is KC Pheasant Associates, LLC (“KC Pheasant”), a single-purpose Delaware limited liability company formed for the purpose of the acquisition. We will own a 97.5% interest in KC Pheasant, and affiliates of JTL Properties, a Kansas City-based real estate investment and management company, will own the remaining 2.5% interest. KC Pheasant has not yet acquired Pheasant Run. Although we believe that the acquisition of Pheasant Run by KC Pheasant is probable, the closing of such acquisition is subject to a number of conditions, and there can be no guarantee that such acquisition will be consummated.

If KC Pheasant acquires Pheasant Run pursuant to the Pheasant Run Purchase Agreement, the operating agreement will provide that our investment will receive a priority preferred return of 9.0% on our invested equity.

The competitive conditions of Pheasant Run are favorable. Pheasant Run is a recently renovated 160-unit rental community built in 1985. The apartment complex is located in a mature submarket of Kansas City, Missouri. The property has an aggregate of 112,000 square feet of rentable area and was approximately 91% occupied as of August 1, 2007. We believe that the property is suitable and adequate for its intended purpose and is adequately covered by insurance.

No single tenant occupies in excess of 10% of Pheasant Run’s rentable square footage. Information relating to the Pheasant Run’s percentage occupancy rate and average effective annual rental per square foot for the year 2002 is unavailable as Pheasant Run Apts, LS, Limited Partnership acquired Pheasant Run in January 2003, and the data needed to disclose such information is not available for prior periods. The percentage occupancy rate and average effective annual rental per unit for each of the last four years for Pheasant Run is as follows:

	2003	2004	2005	2006
Average Effective Annual Rent per Unit	$6,148	$6,936	$7,191	$7,064
Occupancy rate	85.5%	91.3%	92.2%	92.2%

The following is a schedule of lease expirations and related information for each of 2007 and 2008:

Year	Number of Tenants Whose Leases Are Expiring	Total Square Feet Covered by Such Leases	Annual Rental of Such Leases	Percentage of Gross Annual Rental Represented By Such Leases
2007	71	49,800	$539,220	49.1%
2008	74	51,600	$559,200	50.9%

There are no leases with terms expiring after 2008.

For federal income tax purposes, the tax basis in Pheasant Run upon its acquisition by KC Pheasant will be approximately $8,850,000. If KC Pheasant consummates the acquisition of Pheasant Run, the real property component of Pheasant Run will be depreciated on a straight-line basis using estimated useful lives of 27.5 years for building and building improvements and by the 200% declining balance method using estimated useful lives of 5 to 7 years for furniture, fixtures and equipment. Realty taxes for the fiscal year ended December 31, 2006 on Pheasant Run were $61,459 at a tax rate of 1.65869%.

The contract purchase price for Pheasant Run is $8,250,000 exclusive of transaction costs and financing fees. Pheasant Run is subject to an existing mortgage loan in the amount of approximately $6,250,000. The existing mortgage loan has a fixed interest rate of 5.44% with a 30-year amortization schedule. The maturity date for the existing mortgage loan is October 1, 2013. The existing mortgage loan is prepayable at any time prior to its maturity, subject to a prepayment penalty equal to the greater of (1) one percent of the outstanding balance or (2) an amount calculated pursuant to a standard formula based on the remaining life of the loan and then-current interest rates. At the closing, KC Pheasant will either (1) assume the existing mortgage loan on the property or (2) refinance the existing loan with a 10-year interest only loan expected to have an aggregate principal amount of approximately $6,250,000. If KC Pheasant assumes the existing mortgage loan, the outstanding balance on it at the time of maturity will be approximately $5,554,000.

KC Pheasant and CRES Management, LLC, an affiliate of JTL Properties, will enter into a property management agreement that provides for an initial one-year term with automatic renewals, termination by either party upon 30 days’ prior written notice and a management fee payable monthly in arrears equal to four percent of the monthly gross revenues of Pheasant Run, which may be reduced in certain circumstances.

We have no proposed programs for the renovation, improvement or further development of the property at this time.